T3/11

BD 3/6

03013809

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51211

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Financial, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17500 Blondo Street
(No. and Street)

Omaha (City) Nebraska (State) 68116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. J. Patrick Pierce, President (402) 289-0454
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Patrick Pierce swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Financial, Inc. , as of December 31, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

President

Title

ROBYN M. WINN
MY COMMISSION EXPIRES
October 21, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDOM FINANCIAL, INC.

Financial Statements, Supplemental Schedule, and Supplemental Report on Internal Control for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Freedom Financial, Inc.
Omaha, Nebraska

We have audited the following financial statements of Freedom Financial, Inc. (the Corporation), a wholly-owned subsidiary of Freedom Group, Inc., for the years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Corporation's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Freedom Financial, Inc. as of December 31, 2002 and 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 14, 2003

FREEDOM FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 165,394	$ 169,551
Securities owned:		
Marketable, at market value	7,177	-
Not readily marketable, at estimated fair value	3,300	3,300
Receivables:		
Commissions	288,919	325,829
Affiliates	-	2,849
Other, net of allowance of $2,500 in 2001	2,533	12,851
Deposit with clearing broker	35,000	35,000
Property and equipment, net	18,613	22,295
Prepaid expenses and other assets	20,290	11,138
	$ 541,226	$ 582,813

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$ 262,530	$ 329,805
Accounts payable and accrued expenses	57,030	93,493
Accounts payable - affiliates	14,093	5,841
Total liabilities	333,653	429,139
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; authorized, 1,000,000 shares; issued and outstanding; 20,000 shares	200	200
Additional paid-in capital	481,100	421,100
Accumulated deficit	(273,727)	(267,626)
Total stockholder's equity	207,573	153,674
	$ 541,226	$ 582,813

See notes to financial statements.

FREEDOM FINANCIAL, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$4,288,726	$3,377,846
Placement fees	137,788	589,210
Service fees	138,012	73,606
Investment income	148	404
Other, net	-	747
	4,564,674	4,041,813
Expenses:		
Commissions	3,874,475	3,200,326
Marketing consulting - affiliate	2,100	278,862
Employee compensation and benefits	321,432	201,952
Regulatory	71,791	70,117
Professional fees	123,633	59,477
Occupancy and equipment costs	23,377	28,055
Communications and data processing	12,427	14,167
E&O insurance expense	81,076	32,369
Other, net	60,464	60,095
	4,570,775	3,945,420
Net income (loss)	$ (6,101)	$ 96,393

See notes to financial statements.

FREEDOM FINANCIAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 200	$ 695,600	$ (364,019)	$ 331,781
Capital contributions	-	31,000	-	31,000
Return of capital	-	(305,500)	-	(305,500)
Net income	-	-	96,393	96,393
Balance, December 31, 2001	200	421,100	(267,626)	153,674
Capital contributions	-	60,000	-	60,000
Net loss	-	-	(6,101)	(6,101)
Balance, December 31, 2002	$ 200	$ 481,100	$ (273,727)	$ 207,573

See notes to financial statements.

FREEDOM FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (6,101)	$ 96,393
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	3,682	5,286
Changes in operating assets and liabilities:		
Securities owned	(7,177)	37,645
Commissions receivable	36,910	(238,717)
Receivable - affiliates	2,849	(2,849)
Other receivables	10,318	(5,437)
Deposit with clearing broker	-	25,000
Prepaid expenses and other assets	(9,152)	(2,897)
Commissions payable	(67,275)	233,922
Accounts payable and accrued expenses	(36,463)	81,035
Accounts payable - affiliates	8,252	5,841
Total adjustments	(58,056)	138,829
Net cash flows from operating activities	(64,157)	235,222
Cash flows from financing activities:		
Capital contributions	60,000	31,000
Return of capital	-	(305,500)
Net cash flows from financing activities	60,000	(274,500)
Net decrease in cash and cash equivalents	(4,157)	(39,278)
Cash and cash equivalents, beginning of year	169,551	208,829
Cash and cash equivalents, end of year	$ 165,394	$ 169,551

See notes to financial statements.

FREEDOM FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Freedom Financial, Inc. (the "Corporation") is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Corporation is wholly-owned by Freedom Group, Inc. (Parent). The Corporation offers an array of financial service products including both equity and debt securities and variable annuity insurance products through a network of independent contractor brokers. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Corporation operates on a fully-disclosed basis and is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3.

The Corporation executes and clears trades through an unaffiliated brokerage firm, Dain Correspondent Services, a division of RBC Dain Rauscher Incorporated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Corporation are recorded on a trade-date basis. Marketable securities are valued at quoted market values and securities not readily marketable are valued at estimated fair value as determined by the Board of Directors. The resulting difference between cost and market (or estimated fair value) is included in revenues.

Placement Fees - Placement fees arise from security offerings in which the Corporation acts as agent. Such fees are recognized at the time the offering is completed and the fees are determinable.

Advertising - The Corporation expenses advertising costs as they are incurred.

Depreciation and Amortization - Depreciation on property and equipment is computed using accelerated methods over the estimated useful lives of the assets ranging from 5-10 years. Leasehold improvements are being amortized over the term of the lease.

Income Taxes - The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Corporation files its income tax returns with its Parent. The financial statements reflect income taxes allocated as if the Corporation filed separate income tax returns. Payments are made by the Corporation to its Parent based upon the amount of income tax expense as if the Corporation were a separate tax-paying entity.

Subordinated Borrowings - The accompanying financial statements do not include a statement of changes in subordinated borrowings as there were no subordinated borrowings as of December 31, 2002 or 2001 or during the years then ended.

B. PROPERTY AND EQUIPMENT

The Corporation's property and equipment were comprised of the following as of December 31, 2002 and 2001:

	2002	2001
Furniture and fixtures	$ 3,776	$ 3,776
Computer equipment	12,814	12,814
Communication equipment	11,559	11,559
Leasehold improvements	10,521	10,521
	38,670	38,670
Accumulated depreciation and amortization	(20,057)	(16,375)
Net property and equipment	$ 18,613	$ 22,295

C. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Corporation had net capital of $147,720 and $101,090 and a net capital requirement of $50,000. The Corporation's ratio of aggregate indebtedness to net capital was 2.26 and 4.25 to 1, respectively as of December 31, 2002 and 2001.

D. RELATED PARTY TRANSACTIONS

The Corporation is allocated certain operating expenses (principally occupancy, equipment, data processing, and communication costs) from a company owned by certain officers of the Corporation and from other subsidiaries of the Corporation's Parent. The charges vary with the level of the Corporation's operations. Operating expenses paid to affiliated companies totaled approximately $26,761 and $34,719 during the years ended December 31, 2002 and 2001, respectively.

The Corporation leases all employees from a company affiliated by common ownership, Mid-America Employment Services, Inc. Employee compensation and benefits expenses relating to this arrangement were approximately $321,432 and $201,952 during the years ended December 31, 2002 and 2001, respectively.

The Corporation served as a broker-dealer in a private placement for affiliated companies during the years ended December 31, 2002 and 2001. The Company received $166,988 and $173,750 in placement fees of which $122,572 and $65,000 was paid as commissions to independent representatives during the years ended December 31, 2002 and 2001, respectively.

The Corporation has an arrangement with NetWorth America, Inc., a company affiliated by common ownership, to provide marketing consulting services to the Company. The Company paid NetWorth America, Inc. $2,100 and $278,862 for marketing consulting services during the years ended December 31, 2002 and 2001, respectively.

The Corporation conducts its operations in leased facilities owned by an affiliated company under an operating lease which expires in 2004. Monthly lease payments are determined by mutual consent of the parties to the lease. The minimum rental commitments under the operating lease, based on lease rates as of December 31, 2002, are as follows.

Year Ending December 31	
2003	$ 16,676
2004	16,676
	$ 33,352

Rental expense under this operating lease for the years ended December 31, 2002 and 2001 was $16,842 and $14,464, respectively.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

E. EMPLOYEE BENEFIT PLAN

Leased employees participated in a 401(k) profit sharing plan sponsored by Mid-America Employment Services, Inc. Leased employee and employer contributions were fully vested at all times. During the years ended December 31, 2002 and 2001, no contributions to the plan were made by the Corporation.

F. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation's activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

NASD and SEC Matters – The Corporation has been advised by the staff of the central regional office of the SEC that they intend to initiate a complaint against the Corporation relating primarily to certain private placements the Corporation distributed in 2000 and 2001. The SEC has not advised the Corporation as to the size of any monetary sanction it will seek, although it has advised that it will seek the disgorgement of any ill-gotten profits. In addition, the Corporation has also been advised by the staff of District Four of the NASD (formerly the National Association of Securities Dealers, Inc.) that they

expect to initiate a complaint against the Company. The primary focus of the complaint will be the Corporation's alleged failure to comply with certain SEC and NASD rules in connection with the aforementioned private placement offerings in 2000 and 2001. The NASD staff has not indicated what monetary or other sanctions it will seek to impose on the Corporation and certain named officials. The Company is unable to predict the outcome of these matters. However, the outcome of these matters could materially and adversely affect the Corporation.

The Corporation is involved in various other legal and regulatory matters in the normal course of its business. In management's opinion, the Corporation has adequate defenses regarding each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

G. INCOME TAXES

Deferred income taxes result from temporary differences in the recognition of income and expenses for income tax and financial reporting purposes. The Corporation's deferred income tax assets as of December 31, 2002 and 2001 is summarized as follows:

	2002	2001
NOL carryforward	$ 74,000	$ 63,000
Organization and startup costs	15,000	24,000
Allowance for doubtful accounts	-	1,000
Other	4,000	4,000
	93,000	92,000
Less: valuation allowance	(93,000)	(92,000)
	$ -	$ -

Due to the uncertainty surrounding the timing of realizing the benefits of its deferred income tax assets, the Corporation has established a valuation allowance against such otherwise recognizable deferred income tax assets. The Corporation's net operating losses expire beginning in 2019.

FREEDOM FINANCIAL, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 DECEMBER 31, 2002 AND 2001

	2002	2001
Total stockholder's equity	$ 207,573	$ 153,674
Add:		
Commissions payable relating to nonallowable commissions receivable	126,367	-
Deduct:		
Securities not readily marketable	(3,300)	(3,300)
Property and equipment, net	(18,613)	(22,295)
Commissions receivable	(140,407)	-
Other receivables	(2,533)	(12,851)
Affiliate receivables	-	(2,849)
Prepaid expenses and other assets	(20,290)	(11,138)
Net capital before haircuts on securities positions	148,797	101,241
Haircuts on securities:		
Securities owned	(1,077)	(151)
Net capital	$ 147,720	$ 101,090
Total liabilities	$ 333,653	$ 429,139
Deduct:		
Commissions payable relating to nonallowable commissions receivable	(126,367)	-
Aggregate indebtedness	$ 207,286	$ 429,129

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 13,819	$ 28,609
Minimum dollar net capital requirement of the Corporation	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000	$ 50,000
Net capital in excess of required minimum	$ 97,720	$ 51,090
Ratio of aggregate indebtedness to net capital	1.4 to 1	4.25 to 1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

There were no material differences in the computation of net capital under Rule 15c3-1 from the Corporation's computation included in its amended unaudited Focus Reports as of December 31, 2002 and 2001.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Freedom Financial, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Freedom Financial, Inc. (the Corporation), a wholly-owned subsidiary of Freedom Group, Inc., for the years ended December 31, 2002 and 2001, (on which we have issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 14, 2003